
SEC MAIL
RECEIVED
PROCESSING
MAR 30 2007
WASH. D.C.
186
SECTION


07006169

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

OMB APPROVAL
OMB Number: 3235-0123 Expires: January 31, 2007 Estimated average burden Hours per response...12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66525

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

VTRADER PRO, LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 Bush Street, Suite 950

(No. and Street)

San Francisco	**CA**	**94104**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Herbert C. Kurlan **(415) 293-3858**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Harb, Levy & Weiland LLP

(Name – *if individual, state, last, first, middle name*)

The Landmark @ One Market, 6th Floor	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 17 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Herbert C. Kurlan**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertain to the firm of **VTRADER PRO, LLC**, as of **December 31, 2006**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

Signature

President

Title

Subscribed and sworn to before me
this 29 day of March 2007

Notary Public



NATASHA YANKOFFSKI
Commission # 1628641
Notary Public - California
San Francisco County
My Comm. Expires Dec 10, 2009

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' Equity or Members' Equity or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control required by SEC Rule 17a-5.
- ☒ (p) Independent auditor's report on internal control required by SEC Rule 17a-5 for a Broker-Dealer claiming exemption from SEC Rule 15c3-3.

• *** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
MAR 30 2007
WASH, D.C.
186
SECTION

VTRADER PRO, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006


Harb
Levy &
Weiland
ACCOUNTANTS
CONSULTANTS LLP

INDEPENDENT AUDITORS' REPORT

To the Members
VTRADER PRO, LLC

We have audited the accompanying consolidated statement of financial condition of VTRADER PRO, LLC and Subsidiaries as of December 31, 2006. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the consolidated statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of VTRADER PRO, LLC and Subsidiaries as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Harb, Levy + Weiland LLP

San Francisco, California
March 28, 2007

Member of NEXIA International, A Worldwide Association of Independent Accounting Firms

The Landmark @ One Market, Sixth Floor, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com www.hlwcpa.com

VTRADER PRO, LLC AND SUBSIDIARIES
Consolidated Statement of Financial Condition
December 31, 2006

Assets	
Cash	$ 53,310
Receivables from brokers	8,129,751
Securities owned, pledged, at fair value	33,852,177
Receivables from affiliates	405,727
Other assets	169,894
Member contributions receivable	902,390
Total assets	$ 43,513,249
Liabilities and Members' Equity	
Securities sold short, at fair value	$ 30,357,356
Unrealized loss on futures, net	12,933
Accounts payable and accrued liabilities	333,672
Member withdrawal payable	902,390
Total liabilities	31,606,351
Minority interest	9,446
Members' equity	11,897,452
Total liabilities and members' equity	$ 43,513,249

See Accompanying Notes to Statement of Financial Condition

1. *Nature of Operations and Summary of Significant Accounting Policies*

Nature of Operations: VTRADER PRO, LLC (the Company) is a market maker and a broker-dealer registered with the Securities and Exchange Commission. The Company is a member of the Chicago Board Options Exchange. The Company is a California limited liability company formed in April 2004. The operating agreement provides, among other things, that the Company shall dissolve no later than December 31, 2020.

The Company owns a 75% membership interest in VT Brokerage Group, LLC, a California limited liability company that in turn owns 100% of VT Brokers, LLC (formerly known as Bridge Investment Advisors, LLC), a Delaware corporation formed in 2003. VT Brokerage Group, LLC and VT Brokers, LLC did not have any operating activities during 2006.

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated upon consolidation.

Securities and derivative financial instruments: Securities and derivative financial instrument transactions are recorded on a trade-date basis. Marketable securities and derivative financial instruments are valued at market value based on quoted market prices, and securities not readily marketable are valued at estimated fair value as determined by management.

Receivable and payable amounts for securities transactions that have not reached their contractual settlement date are recorded net in the consolidated statement of financial condition as receivables from brokers. Cash held as collateral against open futures contracts is included in receivables from brokers on the consolidated statement of financial condition.

Fair value of financial instruments: Substantially all of the Company's assets and liabilities are considered financial instruments and are reported in the consolidated statement of financial condition at market or fair value, or at carrying amounts that approximate fair value because of the short maturity of the instruments.

Income taxes: The Company is treated as a pass-through entity under the provisions of the Internal Revenue Code and, accordingly, is not subject to corporate income taxes. Instead, members are liable for income taxes on their respective share of income.

Use of estimates: The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America that require that management make estimates and assumptions that affect reported amounts. Actual results could differ from those estimates.

2. *Cash*

Cash consists of demand deposits with a commercial bank which at times may exceed the limits of insurance coverage. The Company has not experienced any losses in such accounts, and believes it is not exposed to any significant credit risk on cash.

3. *Securities Owned and Sold Short*

Securities owned and sold short consist of trading securities reported at fair values, as follows:

	Securities Owned	Securities Sold Short
Equities	$ 27,901,873	$ 24,790,377
Equity options	5,875,304	5,566,979
Preferred stock, non-marketable	75,000	-
Total	$ 33,852,177	$ 30,357,356

4. *Members' Equity*

The Company's operating agreement provides that the managing member has sole power and authority to carry out management responsibilities and control day-to-day management of the Company's operations, including distributions and admittance of new members. The entrepreneurial members have no voting rights and do not participate in management of the Company.

Entrepreneurial members are traders that have control over their trading accounts in accordance with their agreements. These members have individual accounts and are responsible for the profits and losses of their respective trading accounts. The managing member may restrict, halt or terminate an entrepreneurial member's trading activities at any time or for any reason.

5. *Financial Instruments with Off-Balance-Sheet Risk*

In connection with its proprietary market making and trading activities, the Company enters into transactions in a variety of securities and derivative financial instruments, primarily exchange-traded equity options, futures contracts, and options on futures contracts. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contractual price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contractual price in the event the option is exercised by the holder. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield.

5. ***Financial Instruments with Off-Balance-Sheet Risk (continued)***

These derivative financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the consolidated statement of financial condition.

Market risk: Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the consolidated statement of financial condition.

Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these derivative financial instruments through various analytical monitoring techniques.

In addition, the Company has sold securities it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the consolidated statement of financial condition at December 31, 2006 at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2006.

Credit risk: Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange-traded derivative financial instruments, such as options, futures, and options on futures, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges and clearing brokers.

Concentration of credit risk: The Company clears a majority of its trades through one clearing broker. In the event this entity does not fulfill its obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of this entity. The Company attempts to minimize this credit risk by monitoring the creditworthiness of this entity.

6. *Net Capital Requirements*

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $5,369,501, which was $5,269,501 in excess of its required net capital of $100,000. The Company's aggregate indebtedness to net capital ratio was 0.060 to 1.

7. *Commitment*

The Company leases its office under an operating lease that expires in June 2007. Future minimum lease payments under this lease are $40,500.

8. *Related Party Transactions*

Receivables from affiliates consists of advances to traders affiliated with the managing member totaling $405,727 as of December 31, 2006.

The Company had contributions of $902,390 receivable from affiliates as of December 31, 2006.

As of December 31, 2006, accounts payable and accrued liabilities in the accompanying consolidated statement of financial condition includes $45,000 owed to traders and employees affiliated with the managing member for such services.

9. *Consolidated Subsidiaries*

The assets of VT Brokers, LLC and VT Brokerage Group, LLC are not readily available for the protection of the Company's customers, broker-dealers, and other creditors as permitted by Rule 15c3-1. The accounts of the subsidiaries are not included in the Company's net capital computations.

10. *Subsequent Events*

In January 2007, the Company amended its operating agreement to reflect a change in interests of its managing members.

END